MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

FIRST QUARTER ENDED MARCH 31, 2016

As of May 9, 2016

(Dollar amounts expressed in US dollars, unless otherwise indicated)

FORTUNA SILVER MINES INC.

Management’s Discussion and Analysis

For the first quarter ended March 31, 2016

(Dollar amounts expressed in US dollars, unless otherwise indicated)

Management’s discussion and analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Fortuna Silver Mines Inc.’s and its subsidiaries’ (“Fortuna’s” or the “Company’s”) performance and that may affect its future performance. This MD&A was prepared as of May 9, 2016 and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2015, its unaudited condensed interim consolidated financial statements for the three month period ended March 31, 2016 (“Q1 2016”), and the related notes contained therein. The Company reports its financial position, financial performance and cash flows in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”). This MD&A refers to various non-GAAP financial measures, such as cash cost per tonne of processed ore; cash cost per payable ounce of silver; total production cost per tonne; all-in sustaining cash cost; all-in cash cost; adjusted net (loss) income; operating cash flow per share before changes in working capital, income taxes, and interest income; and adjusted EBITDA. These measures are used by the Company to manage and evaluate operating performance and ability to generate cash and are widely reported in the silver mining industry as benchmarks for performance. However, the measures do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. The Company believes that certain investors use these non-GAAP financial measures to evaluate the Company’s performance. Accordingly, non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with International Financial Reporting Standards (“GAAP” or “IFRS”). To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations as required.

This document contains Forward-looking Statements. Please refer to the cautionary language under the heading “Cautionary Statement on Forward-Looking Statements.”

Management’s Discussion and Analysis Page - 1

Business of the Company

Fortuna Silver Mines Inc. (“Fortuna” or the “Company”) is engaged in silver mining and related activities in Latin America, including exploration, extraction, and processing. The Company operates the Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru and the San Jose silver and gold mine (“San Jose”) in southern Mexico.

Fortuna is a publicly traded company incorporated and domiciled in Canada. Its common shares are listed on the New York Stock Exchange under the trading symbol FSM, on the Toronto Stock Exchange under the trading symbol FVI, and on the Frankfurt Stock Exchange under the trading symbol F4S.F.

The Company’s registered office is located at Suite 650, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6.

The financial results include the accounts of the Company and its wholly owned subsidiaries: Minera Bateas S.A.C. (“Bateas”); Fortuna Silver (Barbados) Inc. (“Barbados”); Compania Minera Cuzcatlan S.A. de C.V. (“Cuzcatlan”); Continuum Resources Ltd. (“Continuum”); Fortuna Silver Mines Peru S.A.C. (“FSM Peru”); and Fortuna Silver Mexico, S.A. de C.V. (“FS Mexico”).

First Quarter 2016 Highlights

Financial and Operating Highlights

Net income for the first quarter ended March 31, 2016 (“Q1 2016”), amounted to $2.6 million, compared with $3.9 million net income for the first quarter ended March 31, 2015 (“Q1 2015”), resulting in basic earnings per share of $0.02 (Q1 2015: $0.03).

Cash flow from operations, before changes in working capital (refer to non-GAAP financial measures), increased 86% to $9.9 million (Q1 2015: $5.3 million) from the same period in the prior year, reflecting stronger operating results and a decrease of $4.0 million in income taxes paid. Operating cash flow per share, before changes in working capital items, increased to $0.08 (Q1 2015: $0.04) (refer to non-GAAP financial measures). Cash and cash equivalents and short-term investments decreased $12.3 million (11%) to $95.9 million (December 31, 2015: $108.2 million).

Silver sold increased 2% to 1,650,229 (Q1 2015: 1,624,326) ounces, while the realized silver price on provisional sales decreased 10% to $14.95 per ounce from the same period in the prior year. Gold sold decreased 4% to 9,241 ounces, while the realized gold price on provisional sales decreased 1% to $1,199.77 per ounce.  Sales comprised 54% silver and 23% gold, compared with 61% and 23%, respectively, in the same period in the prior year.

Silver production marginally decreased to 1,617,396 ounces (Q1 2015: 1,633,169 ounces), and gold production decreased 5% to 9,264 ounces (Q1 2015: 9,739 ounces).

Consolidated all-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $9.39 and below our annual guidance of $11.1 for 2016 (refer to non-GAAP financial measures).

San Jose’s all-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $8.71 and below our annual guidance of $9.1 for 2016 (refer to non-GAAP financial measures).

Management’s Discussion and Analysis Page - 2

Caylloma’s all-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $5.11 and below our annual guidance of $12.5 for 2016 (refer to non-GAAP financial measures).

2016 Mineral Reserve and Mineral Resource Update

On March 24, 2016, the Company released updated Mineral Reserve and Mineral Resource estimates as of December 31, 2015 for the Caylloma Mine located in Arequipa, Peru and for the San Jose Mine located in Oaxaca, Mexico.

Highlights of Reserve and Resource Update

•

Combined Proven and Probable Reserves for Caylloma and San Jose are reported at 5.8 Mt containing 35.9 Moz silver and 229.2 koz gold, representing year-over-year decreases of 13 percent in contained silver ounces and 9 percent in contained gold ounces

•

Combined Inferred Resources for Caylloma and San Jose are reported at 10.0 Mt containing an estimated 69.3 Moz silver and 404.6 koz gold, reflecting year-over-year decreases of 10 percent in contained silver ounces and 16 percent in contained gold ounces

•

Proven and Probable Reserves for San Jose are reported at 3.8 Mt containing 28.2 Moz silver and 210 koz gold.  There is no variation for silver and a 4 percent decrease in contained gold ounces with respect to 2014.

•

Proven and Probable Reserves for Caylloma are reported at 2 Mt containing 7.7 Moz silver. This represents a year-over-year decrease of 41 percent in contained silver ounces.

Mineral Reserves - Proven and Probable							Contained Metal
Property	Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Caylloma Mine, Peru	Proven	254	138	0.47	2.05	2.34	1.1	3.8
	Probable	1,724	119	0.28	2.95	3.73	6.6	15.4
	Proven + Probable	1,979	121	0.30	2.83	3.55	7.7	19.3
San Jose Mine, Mexico	Proven	282	237	1.84	N/A	N/A	2.1	16.7
	Probable	3,498	232	1.72	N/A	N/A	26.0	193.3
	Proven + Probable	3,780	232	1.73	N/A	N/A	28.2	209.9
Total	Proven + Probable	5,759	194	1.24	N/A	N/A	35.9	229.2

Management’s Discussion and Analysis Page - 3

Mineral Resources - Measured and Indicated							Contained Metal
Property	Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Caylloma Mine, Peru	Measured	582	82	0.36	1.11	2.16	1.5	6.7
	Indicated	1,269	84	0.31	1.14	2.10	3.4	12.7
	Measured + Indicated	1,851	84	0.32	1.13	2.12	5.0	19.3
San Jose Mine, Mexico	Measured	64	89	0.71	N/A	N/A	0.2	1.5
	Indicated	780	84	0.72	N/A	N/A	2.1	18.1
	Measured + Indicated	844	84	0.72	N/A	N/A	2.3	19.6
Total	Measured + Indicated	2,695	84	0.45	N/A	N/A	7.3	38.9

Mineral Resources – Inferred							Contained Metal
Property	Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Caylloma Mine, Peru	Inferred	3,392	132	0.59	2.20	3.30	14.3	64.7
San Jose Mine, Mexico	Inferred	6,561	261	1.61	N/A	N/A	55.0	339.9
Total	Inferred	9,953	217	1.26	N/A	N/A	69.3	404.6

Notes:

1.

Mineral Reserves and Mineral Resources are as defined by CIM Definition Standards on Mineral Resources and Mineral Reserves

2.

Mineral Resources are exclusive of Mineral Reserves

3.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

4.

There are no known legal, political, environmental, or other risks that could materially affect potential development of the Mineral Resources or Mineral Reserves at Caylloma or San Jose.

5.

Mineral Resources and Mineral Reserves estimated as of June 30, 2015 and reported as of December 31, 2015 taking into account production-related depletion for the period through December 31, 2015.

6.

Mineral Reserves for San Jose are estimated using a break-even cut-off grade of 137 Ag Eq g/t based on assumed metal prices of US$ 19/oz Ag and US$ 1,140/oz Au; estimated metallurgical recovery rates of 89% for Ag and 89% for Au and actual operating costs incurred in period June 2014 through May 2015. Mineral Resources are estimated at a Ag Eq cut-off grade of 100 g/t, with Ag Eq in g/t = Ag (g/t) + Au (g/t)* ((US$1,140/US$19) * (89/89))

7.

Mineral Reserves for Caylloma are estimated using break-even cut-off grades based on estimated NSR values using assumed metal prices of US$19/oz Ag, US$1,140/oz Au, US$2,150/t Pb and US$2300/t Zn; metallurgical recovery rates of 84.5% for Ag, 39.5% for Au, 92.6% for Pb and 89.9% for Zn; and actual operating costs incurred in period July 2014 through June 2015.

Caylloma Mineral Resource are reported based on NSR values using the same metal prices and metallurgical recovery rates as detailed for Mineral Reserves; and an NSR cut-off grade of US$50/t for veins classified as wide (Animas, Animas NE, Nancy, San Cristobal) and US$100/t for veins classified as narrow (all other veins)

8.

Total may not add due to rounding procedures

9.

N/A = Not Applicable

Management’s Discussion and Analysis Page - 4

Results of Operations

Consolidated Metal Production

	Three months ended March 31,
	2016			2015
Consolidated Metal Production	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Silver (oz)	337,085	1,280,311	1,617,396	535,959	1,097,210	1,633,169
Gold (oz)	103	9,161	9,264	372	9,367	9,739
Lead (000's lbs)	9,107	-	9,107	4,346	-	4,346
Zinc (000's lbs)	10,390	-	10,390	7,534	-	7,534
Production cash cost (US$/oz Ag)*	(2.10)	2.36	1.44	6.59	2.59	3.89
All-in sustaining cash cost (US$oz Ag)*	5.11	8.71	9.39	10.99	9.37	11.79

* Net of by-product credits from gold, lead and zinc

The Company produced 1.6 million ounces of silver, 9,264 ounces of gold plus base metal by-products.  Fortuna is on schedule to produce 7.0 million ounces of silver and 42.8 thousand ounces of gold or 9.6 million Ag Eq* ounces in 2016.

 Consolidated production highlights for Q1 2016 are as follows:

•

Silver production of 1,617,396 ounces; 1% decrease from Q1 2015

•

Gold production of 9,264 ounces; 5% decrease from Q1 2015

•

Lead production of 9,107,296 pounds; 110% increase over Q1 2015

•

Zinc production of 10,390,386 pounds; 38% increase over Q1 2015

•

Cash cost for San Jose of $59.08/t; in line with Q1 2015

•

Cash cost for Caylloma of $73.80/t; 12% below Q1 2015

*Ag Eq calculated using silver to gold ratio of 60 to 1

Consolidated Cash Cost per Payable Ounce of Silver

All-in sustaining cash cost per ounce of payable silver for Q1 2016, net of by-product credits, was $9.39 and below the same period in the prior year (Q1 2015: $11.79) and our 2016 guidance of $11.1.   Refer to non-GAAP financial measures.

San Jose Mine Review

San Jose is an underground silver-gold mine located in the State of Oaxaca in southern Mexico. The following table shows the main variables used by management to measure the operating performance of the mine: throughput, grade, recovery, gold and silver production, and unit costs.

Management’s Discussion and Analysis Page - 5

	QUARTERLY RESULTS
	Three months ended March 31,
	2016	2015
Mine Production	San Jose	San Jose
Tonnes milled	179,110	178,647
Average tonnes milled per day	2,059	2,053

Silver
Grade (g/t)	240	215
Recovery (%)	93	89
Production (oz)	1,280,311	1,097,210
Gold
Grade (g/t)	1.73	1.83
Recovery (%)	92	89
Production (oz)	9,161	9,367
Unit Costs
Production cash cost (US$/oz Ag)*	2.36	2.59
Production cash cost (US$/tonne)	59.08	59.79
Unit Net Smelter Return (US$/tonne)	146.75	142.53
All-in sustaining cash cost (US$/oz Ag)*	8.71	9.37

* Net of by-product credits from gold

Silver production increased 17% to 1,280,311, and gold production decreased 2% to 9,161 ounces in Q1 2016 compared with the same period in the prior year. Throughput increased marginally, and head grades were 12% higher and 6% lower for silver and gold, respectively. Metallurgical recoveries for silver and gold were 5% and 4% higher, respectively, as compared with the same period in the prior year. See sales information for details on metal sold.

Silver and gold production for the quarter was 14% and 13% above budget, respectively. Increase in silver and gold production over budget resulted from higher head grades; increase in milled tonnes, 4% above budget; and better metallurgical recoveries, 2% above budget for both gold and silver. Average head grades for silver and gold were 240 g/t and 1.73 g/t, or 7% and 6% above budget, respectively

Cash cost per tonne of processed ore for Q1 2016 was $59.08, or 1% below the cost in the same period in the prior year, and 3% above the annual guidance of $57.4/t. The average foreign exchange rate of the Mexican peso to United States dollars for the quarter was 21% higher than Q1 2015 and 15% above our assumptions for cost guidance.  Excluding this effect, the cash cost for Q1 2016 was 5% above the same period in the prior year. All-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $8.71 for Q1 2016 (refer to non-GAAP financial measures), and below the annual guidance of $9.1 as a result of higher silver head grades and lower execution of sustaining capital expenditures.

Cash cost per payable ounce of silver and cash cost per tonne of processed ore are non-GAAP financial measures (refer to non-GAAP financial measures for the reconciliation of cash cost to the cost of sales).

Management’s Discussion and Analysis Page - 6

Investments in property, plant and equipment and brownfields exploration, on a cash basis, comprised the following expenditures:

Three months ended March 31, 2016
(Expressed in $ millions)	Cuzcatlan
Plant and equipment	$0.5
Dry stack tailings deposit project	0.2
Equipment and infrastructure	$0.7
Plant expansion	9.7
Infill drilling	0.6
Mine development	1.7
Brownfields exploration	1.6
$14.3

Processing plant expansion to 3,000 tpd

The expansion of the mill capacity to 3,000 tpd from the current 2,000 tpd is progressing as planned with commissioning expected in July 2016 (see Fortuna news releases dated December 17, 2014, August 12, 2015, October 15, 2015, December 16, 2015, and April 13, 2016).

Dry stack tailings deposit and filter facility project

Construction of the dry stack tailings deposit and the tailings filter facility was completed and commissioned at the end of February 2016.

Caylloma Mine Review

Caylloma is an underground silver, lead, and zinc mine located in the Arequipa Department in southern Peru. Its commercial products are silver-lead and zinc concentrates. The table below shows the main variables used by management to measure the operating performance of the mine.

Management’s Discussion and Analysis Page – 7

	QUARTERLY RESULTS
	Three months ended March 31,
	2016	2015
Mine Production	Caylloma	Caylloma
Tonnes milled	117,192	114,451
Average tonnes milled per day	1,317	1,301

Silver
Grade (g/t)	103	171
Recovery (%)	87	85
Production (oz)	337,085	535,959
Gold
Grade (g/t)	0.19	0.28
Recovery (%)	15	36
Production (oz)	103	372
Lead
Grade (%)	3.73	1.86
Recovery (%)	94	93
Production (000's lbs)	9,107	4,346
Zinc
Grade (%)	4.49	3.30
Recovery (%)	90	91
Production (000's lbs)	10,390	7,534
Unit Costs
Production cash cost (US$/oz Ag)*	(2.10)	6.59
Production cash cost (US$/tonne)	73.80	83.99
Unit Net Smelter Return (US$/tonne)	119.93	128.96
All-in sustaining cash cost (US$/oz Ag)*	5.11	10.99

* Net of by-product credits from gold, lead and zinc

Silver production in Q1 2016 was 0.34 million ounces compared with 0.54 million ounces in the same period of the prior year.  Zinc and lead production was 38% and 110%, respectively, above production in the same period of the prior year.

Silver production for the quarter was in-line with budget. Benefits from higher metallurgical recovery, 6% above budget, were offset by lower mill throughput in March because of plant optimization commissioning. Plant optimization work was successfully concluded on-time and under budget. Mill throughput expansion from 1,300 tpd to 1,430 tpd was achieved at the end of March 2016.

Cash cost per tonne of processed ore at Caylloma for Q1 2016 was $73.80, a decrease of 12% from the same period in the prior year because of lower mining costs related to the shutdown of narrow veins and lower indirect costs related to headcount. Additionally, lower mining costs in Q1 2016 are further explained by lower execution in mine preparation and related costs, which we expect to incur in the following quarters. Compared to the annual

Management’s Discussion and Analysis Page - 8

guidance of $79.4/t cash cost was 7% below. The average exchange rate of the Peruvian nuevo sol to United States dollar for the quarter was 13% higher than Q1 2015 and 5% above our assumptions for cost guidance.  Excluding this effect, cash cost for Q1 2016 was 6% below the same period in the prior year. Caylloma’s all-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $5.11 for Q1 2016 and below the annual guidance of $12.5 as a result of lower execution of sustaining capital expenditures and lower cash cost per tonne (refer to non-GAAP financial measures).

Investments in property, plant and equipment and brownfields exploration, on a cash basis, comprised the following expenditures:

Three months ended March 31, 2016
(Expressed in $ millions)	Bateas
Equipment and infrastructure	$0.8
Plant expansion	1.3
Mine development	0.8
Brownfields exploration	0.2
$3.1

Caylloma Mine and San Jose Mine Concentrates

The table below shows the production and balance of commercial end products at each of our operating mines.

	QUARTERLY RESULTS
	Three months ended March 31,
	2016			2015
Mine Concentrates	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Silver-Gold
Opening Inventory (t)	-	165	165	-	327	327
Production (t)	-	5,226	5,226	-	5,229	5,229
Sales (t)	-	5,190	5,190	-	5,195	5,195
Adjustment (t)	-	(11)	(11)	-	-	-
Closing Inventory (t)	-	191	191	-	361	361
Zinc
Opening Inventory (t)	442	-	442	464	-	464
Production (t)	9,302	-	9,302	6,721	-	6,721
Sales (t)	9,415	-	9,415	6,537	-	6,537
Adjustment (t)	(3)	-	(3)	23	-	23
Closing Inventory (t)	325	-	325	672	-	672
Lead-Silver
Opening Inventory (t)	610	-	610	220	-	220
Production (t)	6,896	-	6,896	3,629	-	3,629
Sales (t)	7,295	-	7,295	3,554	-	3,554
Adjustment (t)	14	-	14	23	-	23
Closing Inventory (t)	225	-	225	318	-	318

Management’s Discussion and Analysis Page - 9

Quarterly Information

The following table provides information for eight fiscal quarters up to March 31, 2016:

	Quarters ended
	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014	Q2 2014
Expressed in $000’s, except per share data	31-Mar-16	31-Dec-15	30-Sep-15	30-Jun-15	31-Mar-15	31-Dec-14	30-Sep-14	30-Jun-14
Sales	42,692	37,013	39,041	38,871	39,804	37,823	46,384	44,319
Mine operating earnings	15,554	10,332	10,333	10,402	12,581	10,052	16,720	16,277
Operating income (loss)	6,105	(20,675)	6,099	4,775	7,961	3,653	13,201	7,623
Net income (loss)	2,578	(17,290)	2,592	236	3,854	57	7,824	2,868
Earnings (loss) per share, basic	0.02	(0.13)	0.02	-	0.03	-	0.06	0.02
Earnings (loss) per share, diluted	0.02	(0.13)	0.02	-	0.03	-	0.06	0.02

Total assets	392,165	379,654	398,648	392,488	351,260	350,310	342,413	330,791
Long term bank loan	39,531	39,486	39,487	39,470	-	-	-	-
Other liabilities	2,889	4,620	4,353	5,701	4,578	4,661	4,076	5,269

During Q1 2016, sales increased 15% from Q4 2015 as a result of increases in silver ounces sold of 2% and in lead and zinc pounds sold of 18% and 9%, respectively. Gold ounces sold decreased 6%.  Other liabilities decreased from $4,620 in Q4 2015 to $2,889 in Q1 2016 primarily as a result of classifying deferred share units as current liabilities.

During Q4 2015, sales decreased 5% from Q3 2015 as a result of a decrease in silver and gold ounces sold of 7% and 10%, respectively, and of lower head grades for silver and gold of 7% and 6%, respectively. Mine operating earnings were flat at $10.3 million as a result of both the decreases in sales and cost of sales of $2.0 million. Operating loss increased because of a non-cash impairment charge on the Caylloma Mine of $25.0 million ($17.0 million, net of tax) (Q3 2015: $nil) related to the reduction of the Caylloma Mine’s carrying value as a result of declining metal prices. Current assets decreased $14.3 million, and non-current assets decreased $4.7 million, resulting in a reduction in total assets of $19.0 million to $379.7 million compared with Q3 2015.

During Q3 2015, sales and mine operating earnings remained relatively unchanged from Q2 2015, while operating income increased 28% to $6.1 million. This reflects a recovery of share-based payments of $1.5 million in Q3 2015 compared with a $1.2 million charge in Q2 2015 as a result of the decline in the Company’s share price in Q3 2015.

During Q2 2015, sales decreased 2%, or $0.9 million, from Q1 2015, due mostly to negative mark-to-market adjustment increases of $1.0 million. Operating income decreased 40%, or $3.2 million, from Q1 2015 as a result of $2.2 million in lower mine operating earnings, $0.4 million in higher share-based payment costs, $0.9 million in higher foreign exchange costs, $0.4 million in lower corporate costs, and $0.7 million in higher interest expense related to a bank loan. The Company’s long term bank loan includes a $40.0 million bank loan, net of unamortized transaction costs of $0.5 million, for working capital requirements and general corporate purposes.

During Q1 2015, sales increased 5%, or $2.0 million, from Q4 2014, due mostly to higher gold and base metal sold. The Company’s realized prices for silver and gold increased 2% to $16.65 and $1,215.57 per ounce, respectively. Operating income increased twofold from Q4 2014 as mine operating earnings increased $2.5 million and as restructuring and severance costs declined from $1.1 million to $nil in Q1 2015.

Management’s Discussion and Analysis Page - 10

First Quarter 2016 Financial Results

Summary of Financial Results

	Three months ended March 31,
(Expressed in $ millions)	2016	2015	% Chg
Sales	$42.7	$39.8	7%
Cost of Sales	27.1	27.2	(0%)
Mine Operating earnings	$15.6	$12.6	24%
as a % of Sales	37%	32%	15%
Selling, general and administrative expenses	9.7	5.5	76%
Foreign exchange (gain)	(0.4)	(0.9)	(56%)
Operating income	6.1	8.0	(24%)
as a % of Sales	14%	20%	(29%)
Income before tax	5.6	8.2	(32%)
Net income	2.6	3.9	(33%)
as a % of Sales	6%	10%
Operating cash flow before changes in working capital *	$9.9	$5.3	87%

Note: Figures may not add due to rounding

Note: * Operating cash flow per share before changes in working capital is a non-GAAP financial measure

Note: ** Refer to non-GAAP Financial Measures

Net income for Q1 2016 amounted to $2.6 million (Q1 2015: $3.9 million), resulting in a basic earnings per share of $0.02 (Q1 2015: $0.03).  Compared to Q1 2015 results were impacted by a higher stock based compensation charge of $4.9 million stemming mostly from mark-to-market effects from the performance of our share price. In spite of lower prices across all metals we achieved higher sales of 7% and higher mine operating earnings of 24%, while operating income was 24% lower due to the aforementioned charge.

Cash flow from operations, before changes in working capital (refer to non-GAAP financial measures) increased 86% to $9.9 million (Q1 2015: $5.3 million) from the same period in the prior year. This is the result of stronger operating results and lower taxes paid.  In Q1 2016 income taxes paid amounted to $5.7 million (Q1 2015: $9.6 million) out of which $3.1 million corresponds to the prior fiscal year (Q1 2015: $8.9 million)

Operating cash flow per share, before changes in working capital items, increased to $0.08 (Q1 2015: $0.04) (refer to non-GAAP financial measures).

Sales

The following table summarizes the details of sales by region and component:

Management’s Discussion and Analysis Page - 11

	QUARTERLY RESULTS
	Three months ended March 31,
	2016			2015
Sales and Realized Prices	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
(Expressed in $ millions, unless otherwise noted)
Provisional Sales	14.7	26.5	41.2	14.7	25.2	39.9
Adjustments *	0.1	1.4	1.5	(0.1)	-	(0.1)
Sales	14.8	27.9	42.7	14.6	25.2	39.8

Silver
Provisional Sales (oz)	357,595	1,292,634	1,650,229	542,259	1,082,067	1,624,326
Realized Price ($/oz)**	14.78	15.00	14.95	16.69	16.62	16.65
Net Realized Price ($/oz)***	12.62	13.57	13.36	14.40	15.00	14.80
Gold
Provisional Sales (oz)	-	9,241	9,241	384	9,290	9,674
Realized Price ($/oz)**	-	1,199.77	1,199.77	1,224.13	1,215.22	1,215.57
Net Realized Price ($/oz)***	-	972.22	972.22	797.96	961.50	955.01
Lead
Provisional Sales (000’s lb)	9,620	-	9,620	4,250	-	4,250
Realized Price ($/lb)**	0.79	-	0.79	0.82	-	0.82
Net Realized Price ($/lb)***	0.58	-	0.58	0.60	-	0.60
Zinc
Provisional Sales (000’s lb)	10,528	-	10,528	7,313	-	7,313
Realized Price ($/lb)**	0.76	-	0.76	0.94	-	0.94
Net Realized Price ($/lb)***	0.43	-	0.43	0.55	-	0.55

* Adjustments consists of mark-to-market and final price adjustments, and final assay adjustments

** Based on provisional sales before final price adjustments

***Net after payable metal deductions, treatment, and refining charges

     Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose

Sales for Q1 2016 were $42.7 million, 7% above Q1 2015 sales of $39.8 million. Silver ounces sold increased 2%, and gold ounces sold decreased 4%, while realized prices on provisional sales for silver and gold decreased 10% to $14.95 per ounce and 1% to $1,199.77 per ounce, respectively. Sales at San Jose increased 11% to $27.9 million (Q1 2015: $25.2 million) as a result of increased silver ounces sold of 19%, compared with the same period in the prior year. Sales at Caylloma increased 1% to $14.8 million (Q1 2015: $14.6 million) as a result of higher lead and zinc pounds sold of 126% and 44%, respectively.  Silver ounces sold decreased 34%.

The Company’s metal concentrates are provisionally priced at the time of sale based on the prevailing commodity market price. Final prices are set in a period subsequent to the date of sale based on a specified quotational period, either one, two, or three months after delivery. Under current sales contracts, final pricing for all concentrates takes place one month after the month of sale. For Q1 2016, recorded sales consisted of provisional sales of $41.2 million (Q1 2015: $39.8 million); positive price and mark-to-market adjustments of $1.2 million (Q1 2015: positive $0.3 million); and positive assay adjustments of $0.3 million (Q1 2015: negative $0.4 million).

Management’s Discussion and Analysis Page - 12

The net realized prices shown above were calculated based on provisional sales pricing and on contained metals in concentrate sold and after accounting for payable metal deductions, treatment, and refining charges before government royalties. To establish the net realized price for silver, treatment charges on our mineral concentrates are allocated to the base metals at Caylloma and to gold at San Jose. The Company has not hedged its exposure to metal price risks.

Mine Operating Earnings, Operating (Loss) Income, and Adjusted EBITDA

The following table summarizes the details of mine operating earnings, operating (loss) income, and adjusted EBITDA by region and component:

	Three months ended March 31,
	2016				2015				%
(Expressed in $ millions)	Corporate	Bateas	Cuzcatlan	Total	Corporate	Bateas	Cuzcatlan	Total	Change
Mine operating earnings	$ -	$ 3.5	$ 12.0	$ 15.6	$ -	$ 2.8	$ 9.9	$ 12.6	24%
as a % of Sales	0%	24%	43%	36%	0%	19%	39%	32%	15%
Other expenses
Selling, general and administrative expenses	7.9	0.6	1.3	9.7	3.7	0.6	1.1	5.5	76%
as a % of Sales	0%	4%	5%	23%	0%	4%	4%	14%	64%
Operating (loss) income	(7.4)	2.9	10.6	6.1	(3.2)	2.0	9.3	8.0	(24%)
as a % of Sales	0%	20%	38%	14%	0%	14%	37%	20%	(29%)
Net (loss) income	$ (7.8)	$ 2.6	$ 7.8	$ 2.6	$ (3.3)	$ 0.5	$ 6.8	$ 3.9	(33%)

Operating (loss) income	$ (7.4)	$ 2.9	$ 10.6	$ 6.1	$ (3.2)	$ 2.0	$ 9.3	$ 8.0	(24%)
Add back: Depletion, depreciation and amortization**	0.1	1.8	4.4	6.3	0.3	2.1	4.0	6.4	(2%)
Add back: Share-based payments**	5.7	-	-	5.7	0.8	-	-	0.8	613%
Adjusted EBITDA*	$ (1.7)	$ 4.8	$ 14.9	$ 18.0	$ (2.1)	$ 4.1	$ 13.2	$ 15.2	18%

Note: Figures may not add due to rounding

Note: * Adjusted EBITDA is a non-GAAP financial measure

Note: ** included in cost of sales or selling, general and administrative expenses

During Q1 2016, mine operating earnings increased 24% to $15.6 million (Q1 2015: $12.6 million), while the gross margin (mine operating earnings over sales) was 36% (Q1 2015: 32%).  At San Jose mine operating earnings increased 21% to $12.0 million as a result of 11% higher sales and an increase in gross margin of four percentage points to 43%.  Gross margins improved as higher head grades and improved metallurgical recoveries more than compensated lower metal prices.  At Caylloma mine operating earnings increased 25% to $3.5 million mostly as a result of lower depletion and lower unit costs of 12%.

Adjusted EBITDA in Q1 2016 increased 18% over Q1 2015 to $18.0 million, driven by increases at Caylloma and San Jose of 17% to $4.8 million and 13% to $14.9 million, respectively.

Management’s Discussion and Analysis Page - 13

Selling, General and Administrative Expenses

The following table summarizes selling, general and administrative expenses by region and component:

	Expressed in $ millions
	Three months ended March 31,
	2016				2015
	Corporate	Bateas	Cuzcatlan	Total	Corporate	Bateas	Cuzcatlan	Total
General and administrative expenses	$ 2.2	$ 0.6	$ 1.0	$ 3.8	$ 3.0	$ 0.6	$ 1.0	$ 4.6
Share-based payments	5.7	-	-	5.7	0.8	-	-	0.8
Workers’ participation	-	-	0.2	0.2	-	-	0.1	0.1
	$ 7.9	$ 0.6	$ 1.2	$ 9.7	$ 3.8	$ 0.6	$ 1.1	$ 5.5

Selling, general and administrative expenses for Q1 2016 increased 76%, or $4.2 million, to $9.7 million (Q1 2015: $5.5 million). The driver for the increase compared with the same period in the prior year was the increase in share-based payments of $4.9 million to $5.7 million.  Most of this increase is related to mark-to-market effects on grants of restricted share units and deferred share units. Excluding this effect the charge for share-based payment in Q1 2016 would have been $2.3 million (Q1 2015: $1.4 million). General and administrative expenses decreased $0.8 million to $3.8 million as a result of lower corporate expenses.

Finance items

	Expressed in $ millions
	Three months ended March 31,
Finance income	2016	2015
Interest income on FVTPL financial assets	$0.1	$0.1
Total finance income	$0.1	$0.1
Finance expenses
Interest expense	0.4	-
Standby and commitment fees	-	0.1
Accretion of provisions (Note 12)	0.1	(0.2)
Total finance expense (income)	$0.5	$(0.1)
Net finance (expense) income	$(0.4)	$0.2

Interest expense of $0.4 million (Q1 2015: $nil) included $0.3 million (Q1 2015: $nil) interest on the bank loan and $0.1 million (Q1 2015: $nil) interest on the interest rate swap.

Income Taxes

The following table summarizes the details of income taxes by region and component:

Management’s Discussion and Analysis Page - 14

	Expressed in $ millions
	Three months ended March 31,
	2016			2015
Income taxes	Peru	Mexico	Total	Peru	Mexico	Total
Current income tax	$ 0.8	$ 3.1	$ 3.9	$ 1.0	$ 2.6	$ 3.6
Deferred income tax	(0.5)	(0.4)	(0.9)	0.5	0.2	0.7
	$ 0.3	$ 2.7	$ 3.0	$ 1.5	$ 2.8	$ 4.3

Income taxes for Q1 2016 decreased to $3.0 million (Q1 2015: $4.3 million), as current income tax increased $0.3 to $3.9 million (Q1 2015: $3.6 million) and deferred income tax decreased $1.6 million for a recovery of $0.9 million (Q1 2015: expense $0.7 million).

In Q1 2016, the Company paid $3.1 million in income tax related to the 2015 fiscal period and $2.6 million related to the 2016 fiscal period.

Non-GAAP Financial Measures

Cash Cost per Payable Ounce of Silver and Cash Cost per Tonne of Processed Ore (Non-GAAP Financial Measure)

Cash cost per payable ounce of silver and cash cost per tonne of processed ore are key performance measures that management uses to monitor performance. Management believes that certain investors also use these non-GAAP financial measures to evaluate the Company’s performance. Cash cost is an industry-standard method of comparing certain costs on a per unit basis; however, they do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards (“IFRS”), and, therefore, amounts presented may not be comparable with similar data presented by other mining companies.

The following tables present a reconciliation of cash cost per tonne of processed ore and cash cost per payable ounce of silver to the cost of sales in the consolidated financial statements for the three months ended March 31, 2016 and 2015 (“Q1 2016” and “Q1 2015”, respectively):

Management’s Discussion and Analysis Page - 15

Consolidated Mine Cash Cost	Expressed in $’000’s

	Q1 2016	Q1 2015

Cost of sales	27,138	27,223
Add / (Subtract):
Change in concentrate inventory	(599)	273
Depletion and depreciation in concentrate inventory	158	(91)
Commercial and government royalties and mining taxes	(461)	(308)
Workers participation	(890)	(783)
Depletion and depreciation	(6,115)	(6,020)
Cash cost (A)	19,231	20,294

Cash cost (A)	19,231	20,294
Add / (Subtract):
By-product credits from gold, lead and zinc	(18,712)	(16,046)
Refining charges	1,725	1,833
Cash cost applicable per payable ounce (B)	2,244	6,081

Payable ounces of silver production (C)	1,554,945	1,562,483

Cash cost per ounce of payable silver ($/oz) (B/C)	1.44	3.89

Management’s Discussion and Analysis Page - 16

San Jose Mine Cash Cost	Expressed in $’000’s
	Q1 2016	Q1 2015

Cost of sales	15,825	15,322
Add / (Subtract):
Change in concentrate inventory	94	(13)
Depletion and depreciation in concentrate inventory	(39)	(3)
Commercial and government royalties and mining taxes	(277)	(123)
Workers participation	(717)	(557)
Depletion and depreciation	(4,304)	(3,945)
Cash cost (A)	10,582	10,681

Total processed ore (tonnes) (B)	179,110	178,647

Cash cost per tonne of processed ore ($/t) (A/B)	59.08	59.79

Cash cost (A)	10,582	10,681
Add / (Subtract):
By-product credits from gold	(8,910)	(9,006)
Refining charges	1,245	1,053
Cash cost applicable per payable ounce ( C)	2,917	2,728

Payable ounces of silver production (D)	1,234,715	1,053,322

Cash cost per ounce of payable silver ($/oz) (C/D)	2.36	2.59

Mining cost per tonne	31.65	32.30
Milling cost per tonne	13.68	15.10
Indirect cost per tonne	7.68	7.43
Community relations cost per tonne	2.43	0.47
Distribution cost per tonne	3.64	4.49
Total production cost per tonne	59.08	59.79

Management’s Discussion and Analysis Page - 17

Caylloma Mine Cash Cost	Expressed in $’000’s
	Q1 2016	Q1 2015

Cost of sales	11,313	11,901
Add / (Subtract):
Change in concentrate inventory	(693)	286
Depletion and depreciation in concentrate inventory	197	(88)
Commercial and government royalties and mining taxes	(184)	(185)
Workers participation	(173)	(226)
Depletion and depreciation	(1,811)	(2,075)
Cash cost (A)	8,649	9,613

Total processed ore (tonnes) (B)	117,192	114,451

Cash cost per tonne of processed ore ($/t) (A/B)	73.80	83.99

Cash cost (A)	8,649	9,613
Add / (Subtract):
By-product credits from gold, lead and zinc	(9,802)	(7,040)
Refining charges	480	780
Cash cost applicable per payable ounce ( C)	(673)	3,353

Payable ounces of silver production (D)	320,230	509,161

Cash cost per ounce of payable silver ($/oz) (C/D)	(2.10)	6.59

Mining cost per tonne	36.96	43.92
Milling cost per tonne	12.26	14.92
Indirect cost per tonne	14.02	18.75
Community relations cost per tonne	0.02	-
Distribution cost per tonne	10.54	6.40
Total production cost per tonne	73.80	83.99

Management’s Discussion and Analysis Page - 18

All-in Sustaining Cash Cost and All-in Cash Cost per Payable Ounce of Silver (Non-GAAP Financial Measure)

The Company believes that “all-in sustaining cash cost” and “all-in cash cost” better meet the needs of analysts, investors, and other stakeholders of the Company in understanding the cost associated with producing silver, the economics of silver mining, the Company’s operating performance, and the Company’s ability to generate free cash flow from current operations and on an overall company basis.

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in sustaining cost-performance measure; however, this performance measure has no standardized meaning. Effective June 30, 2013, the Company conformed its all-in sustaining definition to that set out in the guidance note released by the World Gold Council (“WGC,” a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies) on June 27, 2013, and that came into effect January 1, 2014.

All-in sustaining cash cost and all-in cash cost are intended to provide additional information only and do not have standardized definitions under the IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with the IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under the IFRS. Although the WGC has published a standardized definition, companies may calculate these measures differently.

All-in sustaining cost include total production cash costs incurred at the Company’s mining operations, which form the basis of the Company’s by-product cash costs. Additionally, the Company includes sustaining capital expenditures, corporate selling, general and administrative expenses, and brownfields exploration expenditures. The Company believes that this measure represents the total costs of producing silver from operations and provides the Company and stakeholders of the Company with additional information on the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from operations, new project capital is not included. Certain other cash expenditures, including tax payments, dividends, and financing costs, are also not included. The Company reports this measure on a silver ounce sold basis.

The following tables provide a reconciliation of all-in sustaining cash cost per ounce in the consolidated financial statements for the three months ended March 31, 2016 and 2015:

Management’s Discussion and Analysis Page - 19

Consolidated Mine All-in Cash Cost	Expressed in $’000’s
	Q1 2016	Q1 2015
Cash cost applicable per payable ounce	2,244	6,081
Commercial and government royalties and mining tax	1,361	853
Workers’ participation	1,114	968
Selling, general and administrative expenses (operations)	1,717	1,563
Adjusted operating cash cost	6,436	9,465
Selling, general and administrative expenses (corporate)	2,206	2,960
Sustaining capital expenditures[1]	4,152	4,749
Brownfields exploration expenditures[1]	1,814	1,252
All-in sustaining cash cost	14,608	18,426
Non-sustaining capital expenditures[1]	11,397	61
All-in cash cost	26,005	18,487
Payable ounces of silver operations	1,554,945	1,562,483
All-in sustaining cash cost per payable ounce of silver	9.39	11.79
All-in cash cost per payable ounce of silver	16.72	11.83

1 presented on a cash basis

San Jose Mine All-in Cash Cost	Expressed in $’000’s
	Q1 2016	Q1 2015
Cash cost applicable per payable ounce	2,917	2,728
Commercial and government royalties and mining tax	1,177	668
Workers’ participation	896	696
Selling, general and administrative expenses (operations)	1,159	990
Adjusted operating cash cost	6,149	5,082
Sustaining capital expenditures[1]	2,982	3,635
Brownfields exploration expenditures[1]	1,622	1,148
All-in sustaining cash cost	10,753	9,865
Non-sustaining capital expenditures[1]	9,701	50
All-in cash cost	20,454	9,915
Payable ounces of silver operations	1,234,715	1,053,322
All-in sustaining cash cost per payable ounce of silver	8.71	9.37
All-in cash cost per payable ounce of silver	16.57	9.41

1 presented on a cash basis

Management’s Discussion and Analysis Page - 20

Caylloma Mine All-in Cash Cost	Expressed in $’000’s
	Q1 2016	Q1 2015
Cash cost applicable per payable ounce	(673)	3,353
Commercial and government royalties and mining tax	184	185
Workers’ participation	205	265
Selling, general and administrative expenses (operations)	558	573
Adjusted operating cash cost	274	4,376
Sustaining capital expenditures[1]	1,170	1,114
Brownfields exploration expenditures[1]	192	104
All-in sustaining cash cost	1,636	5,594
Non-sustaining capital expenditures[1]	1,696	11
All-in cash cost	3,332	5,605
Payable ounces of silver operations	320,230	509,161
All-in sustaining cash cost per payable ounce of silver	5.11	10.99
All-in cash cost per payable ounce of silver	10.41	11.01

1presented on a cash basis

The Company uses other financial measures whose presentation is not meant to be a substitute for other subtotals or totals presented in accordance with the IFRS measures but that rather should be evaluated in conjunction with IFRS measures. The following other financial measures are used: operating cash flow per share before changes in working capital, and adjusted EBITDA. These terms described and presented below do not have standardized meanings prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that its presentation provides useful information for investors.

Management’s Discussion and Analysis Page - 21

Operating cash flow per share before changes in working capital (non-GAAP financial measure)

	Expressed in $’000’s (except per share measures)
	Three months ended March 31,
	2016	2015
Net income for the period	$2,578	$3,854
Items not involving cash	13,433	11,036
	$16,011	$14,890
Income taxes paid	(5,665)	(9,641)
Interest expense paid	(431)	-
Interest income received	15	88

Cash generated by operating activities before changes in working capital	$9,930	$5,337
Divided by
Weighted average number of shares (‘000’s)	129,333	128,809

Operating cash flow per share before changes in working capital (1)	$0.08	$0.04

(1) A non-GAAP financial measure

Adjusted EBITDA (non-GAAP financial measure)

	Expressed in $’000’s
	Three months ended March 31,
	2016	2015
Net Income	$2,578	$3,854
Add back: Net finance (expense) income	516	(209)
Add back: Depreciation, depletion, and amortization	6,259	6,410
Add back: Income taxes	3,011	4,316
Add back: Share-based payments	5,668	780
Adjusted EBITDA (1)(2)	$18,032	$15,151

(1) A non-GAAP financial measure

(2) EBITDA is net income before interest, taxes, depreciation, depletion, and amortization, unrealized gains and losses on hedge contracts, share based payments, and other non-cash expenses.

First Quarter 2016 Liquidity and Capital Resources

The capital of the Company consists of equity and an available credit facility, net of cash. The Board of Directors has not established a quantitative return on capital criteria for management. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company’s cash and cash equivalents at March 31, 2016, totaled $64.3 million (December 31, 2015: $72.2 million), and its short term investments totaled $31.6 million (December 31, 2015: $36.0 million).

Management’s Discussion and Analysis Page - 22

Working capital for the three months ended March 31, 2016, decreased $7.5 million, to $86.4 million (December 31, 2015: $93.9 million).

The decrease in working capital resulted from decreases in the following: cash and cash equivalents of $8.0 million, short term investments of $4.4 million, income tax receivable of $0.1 million, prepaid expenses of $0.1 million, and inventories of $0.8 million, and by increases in the following: accounts payable of $11.0 million, derivative liabilities of $0.6 million, provisions of $0.1 million, and current portion of other liabilities of $0.6 million. It was offset by an increase in accounts receivable and other assets of $16.4 million, and a decrease in income tax payable of $1.8 million.

For the three months ended March 31, 2016, cash and cash equivalents decreased $8.0 million (Q1 2015: increased $0.5 million) and comprised the following:

	Three months ended March 31,
(Expressed in $ millions)	2016	2015	Change
Net cash (used in) provided by operating activities	$(0.3)	$8.6	$(8.9)
Net cash used in investing activities	(9.4)	(9.1)	(0.3)
Net cash provided by financing activities	1.8	1.0	0.8
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	$(8.0)	$0.5	$(8.5)

Note: Figures may not add due to rounding

For the three months ended March 31, 2016 and 2015, net cash (used in) provided by operating activities included income taxes paid, interest expense paid, and interest income received as follows:

	Three months ended March 31,
(Expressed in $ millions)	2016	2015	Change
Cash provided by operating activities before interest and income taxes	$5.7	$18.1	$(12.4)
Income taxes paid	(5.7)	(9.6)	3.9
Interest expense paid	(0.4)	-	(0.4)
Interest income received	-	0.1	(0.1)
Net cash (used in) provided by operating activities	$(0.3)	$8.6	$(8.9)

Note: Figures may not add due to rounding

For the three months ended March 31, 2016 and 2015, net cash (used in) provided by operating activities included the following non-cash working capital items:

Management’s Discussion and Analysis Page - 23

	Three months ended March 31,
(Expressed in $ millions)	2016	2015	Change
Cash generated by operating activities before changes in working capital	$9.9	$5.3	$4.6
Changes in non-cash working capital items
Accounts receivable and other assets	$(16.0)	$(0.1)	$(15.9)
Prepaid expenses	0.1	(0.1)	0.2
Inventories	0.7	0.8	(0.1)
Trade and other payables	5.0	2.6	2.4
Provisions	(0.1)	-	(0.1)
Changes in non-cash working capital	$(10.3)	$3.2	$(13.5)
Net cash (used in) provided by operating activities	$(0.3)	$8.6	$(8.9)

Note: Figures may not add due to rounding

For the three months ended March 31, 2016 and 2015, the change in accounts receivable and other assets of $16.0 million (Q1 2015: $0.1 million) is mainly the result of an early collection of December 2015 provisional sales in the same month.  Under our existing contracts we will get paid between 90% and 95% of declared provisional sales within 15 days after the month of sale.

For the three months ended March 31, 2016 and 2015, net cash used in investing activities comprised the following:

	Three months ended March 31,
(Expressed in $ millions)	2016	2015	Change
INVESTING ACTIVITIES
Purchase of short term investments	$(3.8)	$(19.0)	$15.2
Redemptions of short term investments	8.2	18.3	(10.1)
Expenditures on mineral properties, plant and equipment	(16.1)	(6.1)	(10.0)
Deposits on long term assets, net	2.3	(2.3)	4.6
Net cash used in investing activities	$(9.4)	$(9.1)	$(0.3)

Note: Figures may not add due to rounding

Expenditures on mineral properties, plant and equipment comprised the following:

Three months ended March 31, 2016
(Expressed in $ millions)	Bateas	Cuzcatlan	Consolidated
Equipment and infrastructure	$0.8	$0.7	$1.5
Plant expansion	-	9.7	9.7
Infill drilling	-	0.6	0.6
Mine development	0.8	1.7	2.5
Brownfields exploration	0.2	1.6	1.8
	$1.8	$14.3	$16.1

For the three months ended March 31, 2016, cash provided by financing activities comprised the following:

Management’s Discussion and Analysis Page - 24

	Three months ended March 31,
(Expressed in $ millions)	2016	2015	Change
FINANCING ACTIVITIES
Net proceeds on issuance of common shares	$1.8	$1.0	$0.8
Net cash provided by financing activities	$1.8	$1.0	$0.8

Note: Figures may not add due to rounding

Contractual Obligations

The Company expects the following maturities of its financial liabilities (including interest), finance leases, and other contractual commitments:

	Expressed in $ millions
	Expected payments due by period as at March 31, 2016
	Less than 1 year	1 - 3 years	4 -5 years	After 5 years	Total
Trade and other payables	$40.0	$-	$-	$-	$40.0
Bank loan	-	40.0	-	-	40.0
Derivative liabilities	0.9	-	-	-	0.9
Income tax payable	1.8	-	-	-	1.8
Other liabilities	1.4	2.9	-	-	4.3
Operating leases	0.5	0.5	-	-	1.0
Provisions	0.6	0.9	1.2	11.1	13.8
	$45.2	$44.3	$1.2	$11.1	$101.8

Operating leases includes leases for office premises and for computer and other equipment used in the normal course of business.

Capital Commitments (expressed in $’000’s)

As at March 31, 2016, $3,970 of capital commitments not disclosed elsewhere in the financial statements, and forecasted to be expended within one year, included $500 for the dry stack tailing dam and $3,083 for the plant expansion at the San Jose property, and $54 for an energy improvement project and $333 for the plant expansion at the Caylloma property.

Other Commitments (expressed in $’000’s)

The Company has a contract to guarantee the power supply at its Caylloma Mine.  Under the contract, the seller is obligated to deliver a "maximum committed demand" (for the present term this stands at 5,200 kW) and the Company is obligated to purchase subject to exemptions under provisions of "Force Majeure".  The contract period is 15 years and expires in 2022, after which it is automatically renewed for periods of two years. Renewal can be avoided without penalties by notification 10 months in advance of the renewal date.

Tariffs are established annually by the energy market regulator in accordance with applicable regulations in Peru.  The minimum committed demand is $30 per month, and the average monthly charge for 2016 is $300.

Management’s Discussion and Analysis Page - 25

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business.  Refer to Note 15. d).

As at March 31, 2016, the expected payments due by period are as follows:

	Expressed in $’000’s
	Expected payments due by period as at March 31, 2016
	Less than 1 year	1 - 3 years	Total
Office premises – Canada	$66	$200	$266
Office premises – Peru	337	56	393
Office premises – Mexico	7	-	7
Total office premises	$410	$256	$666
Computer equipment – Peru	98	29	127
Computer equipment – Mexico	3	130	133
Total computer equipment	$101	$159	$260
Machinery – Mexico	-	59	59
Total machinery	$-	$59	$59
Total operating leases	$511	$474	$985

Tax Contingencies (expressed in $’000’s)

The Company has been assessed taxes and related interest and penalties by the Peruvian tax authority, SUNAT, for tax years 2010 and 2011 in the amounts of $1,043 and $664, respectively, for a total of $1,707. The Company is appealing the assessments and believes that the appeal will favor the Company. The Company has provided a guarantee by way of a letter bond in the amount of $792. This bank letter of guarantee expires on September 8, 2016.

During 2015, the Company’s foreign trade operations for tax years 2011 to 2014 were under review by the Mexican Tax Administration Service (SAT) and facing an administrative customs procedure (PAMA) for specific temporary import documents (pediments). On October 27, 2015, SAT issued a resolution regarding the Company’s foreign trade operations for tax years 2011 to 2014. SAT denied certain claims, resulting in assessments (i) of updated and surcharge taxes, including a $26 general import tax, a $78 VAT, and a $4 custom management tax, and (ii) of fines of $64, for a total of $172 (the “tax credit”).

On December 11, 2015, the Company established a security bond through Afianzadora Sofimex S.A. in the amount of $211 in favor of PAMA to collateralize the tax credit of $172. This security bond has to be updated on December 10, 2016. On January 21, 2016, the Company presented its arguments before the Mexican Federal Court for the nullification and voidance of the tax credit (the “Company claim”). The Company claim is expected to be resolved by May 31, 2017.

Management’s Discussion and Analysis Page - 26

Other Contingencies

The Company is subject to various investigations, claims, legal, labor, and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably for the Company. Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company. In the opinion of management, none of these matters is expected to have a material effect on the results of operations or financial conditions of the Company.

Guarantees and Indemnifications (expressed in $’000’s)

The Company may provide guarantees and indemnifications in conjunction with transactions in the normal course of operations. These are recorded as liabilities when reasonable estimates of the obligations can be made. Indemnifications that the Company has provided include the obligation to indemnify the following:

➢

directors and officers of the Company and its subsidiaries for potential liability while acting as a director or officer of the Company, together with various expenses associated with defending and settling such suits or actions because of association with the Company; and,

➢

certain vendors of an acquired company for obligations that may or may not have been known at the date of the transaction.

The dollar value of guarantees and indemnifications cannot be reasonably estimated.

The Caylloma Mine closure plan was updated in August 2015, with total closure costs of $7,770, consisting of progressive closure activities of $3,604, final closure activities of $3,594, and post-closure activities of $573. Under the rules of closure, for the purpose of determining the annual financial collateral in the form of a letter of guarantee the final closure and post-closure activities constitute one amount of $4,166, the same to be allocated annually constituting the following guarantees by year: 2016, $2,495; 2017, $3,179; 2018, $3,908; 2019, $4,705; and 2020, $5,641, according to the approved life in the study of mine closure.

Scotiabank Peru, a third party, has established a bank letter of guarantee in the amount of $2,495 (2015: $2,495), on behalf of Bateas, in favor of the Peruvian mining regulatory agency in compliance with local regulation and to collateralize Bateas’s mine closure plan. This bank letter of guarantee expires on December 31, 2016.

Scotiabank Peru, a third party, has established a bank letter of guarantee in the amount of $3 (2015: $3), on behalf of Bateas, in favor of the Peruvian Energy and Mining Ministry to collateralize Bateas’s regulatory compliance with an electric transmission line project. This bank letter of guarantee expires on November 30, 2016.

Scotiabank Peru, a third party, has established a bank letter of guarantee in the amount of $55 (2015: $55), for office rental, on behalf of Bateas, in favor of Centro Empresarial Nuevo Mundo S.A.C. This bank letter of guarantee expires on July 15, 2016.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on the financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors, other than those disclosed in this MD&A and the consolidated financial statements and the related notes.

Management’s Discussion and Analysis Page - 27

Related Party Transactions (expressed in $’000’s)

a)

Purchase of Goods and Services

The Company entered into the following related party transactions:

	Expressed in $’000’s
	Three months ended March 31,
Transactions with related parties	2016	2015
Salaries and wages [1,2]	$50	$32
Other general and administrative expenses [2]	79	51
	$129	$83

1 Salaries and wages includes employees’ salaries and benefits charged to the Company based on a percentage of the estimated hours worked for the Company.

2 Gold Group Management Inc. (“Gold Group”), which is owned by a director in common with the Company, provides various administrative, management, and other related services.

In 2016, the Company paid $nil (2015: $50) in cash to Radius under the option to acquire a 60% interest in the Tlacolula silver project located in the State of Oaxaca, Mexico.  Refer to Note 7. a).

b)

Period End Balances Arising From Purchases of Goods/Services

	Expressed in $’000’s
Amounts due to related party	March 31, 2016	December 31, 2015
Owing to a company with a common director [3]	$24	$8

3 Owing to Gold Group Management Inc. (“Gold Group”) who has a director in common with the Company.

Significant Accounting Judgments and Estimates

The preparation of the consolidated financial statements (“Financial Statements”) requires management to make judgments and estimates that affect the reported amounts of assets and liabilities at the date of the Financial Statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these judgments and estimates. The Financial Statements include judgments and estimates which, by their nature, are uncertain. The impacts of such judgments and estimates are pervasive throughout the Financial Statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Management’s Discussion and Analysis Page - 28

i.

Critical Judgments

•

The analysis of the functional currency for each entity of the Company. In concluding that the United States dollar is the functional currency for its Canadian, Peruvian and Mexican, and Barbados entities, management considered the currency that mainly influences the sales and costs of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

•

In concluding when self-constructed items of property, plant and equipment are capable of operating in the manner intended by management have been completed.

•

The identification of reportable segments, basis for measurement and disclosure of the segmented information.

•

The determination of estimated useful lives and residual values of tangible and long lived assets and the measurement of depreciation expense.

•

The identification of impairment indicators and cash generating units.

•

Measurement of financial instruments involve significant judgments related to interpretation of the terms of the instrument, identification, classification, impairment and the overall measurement to approximate fair values.

ii.

Estimates

•

the recoverability of amounts receivable which are included in the consolidated statements of financial position;

•

the estimation of assay grades of metal concentrates sold in the determination of the carrying value of accounts receivable which are included in the consolidated statements of financial position and included as sales in the consolidated statements of income;

•

the determination of net realizable value of inventories on the consolidated statements of financial position;

•

the estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of income;

•

the determination of mineral reserves and the portion of mineral resources expected to be extracted economically, carrying amount of mineral properties, and depletion of mineral properties included in the consolidated statements of financial position and the related depletion included in the consolidated statements of income;

•

the determination of whether tangible and intangible assets are impaired and the measurement of impairment charges or reversals which are included in the consolidated statements of income;

•

the assessment of indications of impairment of each mineral property and related determination of the recoverable amount and write-down of those properties where applicable;

•

the determination of the fair value of financial instruments and derivatives included in the consolidated statements of financial position;

•

the fair value estimation of share-based awards included in the consolidated statements of financial position and the inputs used in accounting for share-based compensation expense in the consolidated statements of income;

•

the provision for income taxes which is included in the consolidated statements of income and composition of deferred income tax asset and liabilities included in the consolidated statement of financial position;

•

the recognition of deferred income tax assets, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes included in the consolidated statement of financial position;

Management’s Discussion and Analysis Page - 29

•

the inputs used in determining the net present value of the liability for provisions related to decommissioning and restoration included in the consolidated statements of financial position; and,

•

the inputs used in determining the various commitments and contingencies accrued in the consolidated statements of financial position.

Financial Instruments and Related Risks (expressed in $’000’s)

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk, and price risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

a)

Fair Value Measurements of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity).  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

During the three months ended March 31, 2016, there have been no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy.

Management’s Discussion and Analysis Page - 30

i.

Assets and Liabilities Measured At Fair Value on a Recurring Basis

	Expressed in $’000’s

	Quoted Prices in Active Markets for Identical Assets	Significant and Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair
At March 31, 2016	Level 1	Level 2	Level 3	Value
Cash and cash equivalents	$64,265	$-	$-	$64,265
Short term investments	31,600	-	-	31,600
Trade receivable from concentrate sales [1]	-	21,527	-	21,527
Derivative liabilities [2]	-	(924)	-	(924)
	$95,865	$20,603	$-	$116,468

1 Trade receivable from concentrate sales includes provisional pricing, and final price and assay adjustments. The fair value of trade receivable from concentrate sales resulting from provisional pricing reflect observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy. The Company’s trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange (“LME”) for zinc and lead, the average London Bullion Market Association A.M. and P.M. fix (“London A.M. fix” and “London P.M. fix”) for gold and silver, and the London Bullion Market Association P.M. fix (“London P.M. fix”) for gold and silver.

2 Derivative liabilities include interest rate swaps. The fair value of the derivative liabilities reflect observable LIBOR and thereby classified within Level 2 of the fair value hierarchy.

	Quoted Prices in Active Markets for Identical Assets	Significant and Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair
At December 31, 2015	Level 1	Level 2	Level 3	Value
Cash and cash equivalents	$72,218	$-	$-	$72,218
Short term investments	36,031	-	-	36,031
Trade receivable from concentrate sales [1]	-	5,172	-	5,172
Derivative liabilities [2]		(351)		(351)
	$108,249	$4,821	$-	$113,070

Management’s Discussion and Analysis Page - 31

ii.

Fair Value of Financial Assets and Liabilities other than Level 1

	Expressed in $’000’s
	March 31, 2016		December 31, 2015
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Trade receivable from concentrate sales [2]	$21,527	$21,527	$5,172	$5,172
Advances and other receivables [3]	1.395	1,395	1,350	1,350
	$22,922	$22,922	$6,522	$6,522
Financial liabilities
Derivative liabilities [1]	$924	$924	$351	$351
	$924	$924	$351	$351

1 Derivative liabilities includes interest rate swaps. The fair value of the derivative liabilities reflect observable LIBOR and hereby classified within Level 2 of the fair value hierarchy.

2 Trade receivable from concentrate sales includes provisional pricing, and final price and assay adjustments. The fair value of trade receivable from concentrate sales resulting from provisional pricing reflect observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy.

3 Advances and other receivables are recorded at amortized costs. The fair value of other assets are, due to its shot term nature, classified within Level 2 of the fair value hierarchy, and the balances include the current portion of other assets.

b)

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada, Peru and Mexico and a portion of its expenses are incurred in Canadian dollars, Peruvian nuevo soles, and Mexican pesos.  A significant change in the currency exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s income, financial position, or cash flows.  The Company has not hedged its exposure to currency fluctuations.

As at March 31, 2016, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, Peruvian nuevo soles and Mexican pesos (all amounts are expressed in thousands of Canadian dollars, thousands of Peruvian nuevo soles or thousands of Mexican pesos):

Management’s Discussion and Analysis Page - 32

	March 31, 2016				December 31, 2015
	Canadian Dollars	Nuevo Soles		Mexican Pesos	Canadian Dollars	Nuevo Soles		Mexican Pesos
Cash and cash equivalents	$11,424	S/.	1,602	$29,425	$10,023	S/.	983	$46,405
Accounts receivable and other assets	140		3,213	11,079	83		4,035	6,805
Income tax receivable	-		2,431	-	-		2,663	-
Deposits on long term assets	-		-	101,955	-		-	31,899
Trade and other payables	(10,628)		(11,994)	(139,119)	(2,921)		(10,931)	(163,699)
Provisions, current	-		(1,523)	(1,913)	-		(1,143)	(2,028)
Income tax payable	-		(209)	(30,769)	-		(15)	(61,960)
Other liabilities	(1,585)		-	(754)	(4,805)		-	(754)
Provisions	-		(24,079)	(84,162)	-		(24,475)	(83,978)
Total	$(649)	S/.	(30,559)	$(114,258)	$2,380	S/.	(28,883)	$(227,310)
Total US$ equivalent	$(500)		$(9,182)	$(6,566)	$1,716		$(8,463)	$(13,211)

Based on the above net exposure as at March 31, 2016, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the above currencies would result in an increase or decrease, to net income before tax of $1,806 (2015: $2,217).

The sensitivity analyses included in the table above should be used with caution as the results are theoretical, based on management’s best assumptions using material and practicable data which may generate results that are not necessarily indicative of future performance.  In addition, in deriving this analysis, the Company has made assumptions based on the structure and relationship of variables as at the balance sheet date which may differ due to fluctuations throughout the year with all other variables assumed to remain constant.  Actual changes in one variable may contribute to changes in another variable, which may amplify or offset the effect on earnings.

c)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s cash and cash equivalents and short term investments are held through large Canadian, international, and foreign national financial institutions.  These investments mature at various dates within one year.  All of the Company’s trade accounts receivables from concentrate sales are held with large international metals trading companies.

The Company’s maximum exposure to credit risk as at March 31, 2016 is as follows:

	Expressed in ‘000’s
	March 31, 2016	December 31, 2015
Cash and cash equivalents	$64,265	$72,218
Short term investments	31,600	36,031
Accounts receivable and other assets	23,508	7,068
Income tax receivable	729	780
	$120,102	$116,097

Management’s Discussion and Analysis Page - 33

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not declined significantly from the same period in the prior year.

d)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows.  The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans.  The Company strives to maintain sufficient liquidity to meet its short term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash, short term investments, and its committed liabilities.

On March 25, 2015, the Company entered into an amended and restated credit agreement with the Bank of Nova Scotia for a $60.0 million senior secured financing (“credit facility”) consisting of a $40.0 million term credit facility with a 4 year term and a $20.0 million revolving credit facility for a two year period.  The credit facility is secured by a first ranking lien on Bateas, Cuzcatlan, Continuum, and Barbados, and their assets and bears interest and fees at prevailing market rates. In the event that utilization under the credit facility is less than $10.0 million, a commitment fee of 1.0% per annum is payable quarterly on the unutilized portion of the available credit facility.

On April 1, 2015, the $40.0 million term credit facility was drawn down.

While the term credit facility remains unpaid, the Company is required to maintain the following financial covenants:

•

Total debt to EBITDA of not greater than 3:1 calculated on a rolling four fiscal quarter basis and measured at the end of each fiscal quarter of the Company; and,

•

Minimum tangible net worth in an amount equal to the sum of (a) 85% of the tangible net worth as at June 30, 2014, plus (b) 50% of positive quarterly net income earned after June 30, 2014 plus (c) 50% of the value of any equity interests issued by the Company after June 30, 2014.

(Refer to Contractual Obligations for the expected payments due as at March 31, 2016.)

Significant Changes, Including Initial Adoption of Accounting Standards

The Company has adopted the following accounting standards along with any consequential amendments, effective January 1, 2016:

IAS 1 Presentation of Financial Statements (Amendment), IFRS 11 Joint Arrangements (Amendment) and IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets (Amendment).

The Company has adopted the above amendments which do not have a significant impact on the Company’s Financial Statements.

Management’s Discussion and Analysis Page - 34

New Accounting Standards

The Company is currently assessing the impact of adopting the following new accounting standards, noted below, on the Company’s Financial Statements.

IAS 7 Statement of Cash Flows (Amendment)

The amendment to IAS 7 Statement of Cash Flows requires companies to provide information about changes in their financing liabilities, including changes from cash flows and non-cash changes (such as foreign exchange gains or losses), that helps with understanding changes in a company’s debt. The following changes in liabilities arising from financing activities are to be disclosed: (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair values; and (v) other changes.  A reconciliation between the opening and closing balances in the statement of financial position for liabilities arising from financing activities, and disclosed separately from changes in other assets and liabilities, may be used to fulfill the requirements.  The amendments are effective for annual periods starting on or after January 1, 2017, with earlier application being permitted.

IAS 12 Income Taxes (Amendment)

The amendment to IAS 12 Income taxes, for recognition of Deferred Tax Assets for Unrealized Losses (Amendments to IAS 12), requires the recognition of deferred tax assets for unrealized losses related to debt instruments measured at fair value.  The amendments are effective for annual periods starting on or after January 1, 2017, with earlier application being permitted.

IFRS 15 Revenue from Contracts with Customers (including amendments)

IFRS 15 Revenue from Contracts with Customers specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The amendments include clarifications on the guidance on identifying performance obligations, accounting for licenses of intellectual property, and the principal versus agent assessment for gross and net revenue presentation. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. Application of the standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts.   IFRS 15 is effective for annual periods starting on or after January 1, 2018, with earlier application permitted.

IFRS 9 Financial Instruments

On July 24, 2014, the International Accounting Standards Board (IASB) issued the final version of IFRS 9 Financial Instruments, bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard is effective for annual periods beginning on or after January 1, 2018.  Entities will also have the option to early apply the accounting for own credit risk-related fair value gains and losses arising on financial liabilities designated at fair value through profit or loss without applying the other requirements of IFRS 9.

IFRS 16 Leases

On January 13, 2016, the IASB issued IFRS 16 Leases of which requires lessees to recognise assets and liabilities for most leases. For lessors, there is little change to the existing accounting in IAS 17 Leases. The new standard will be effective for annual periods beginning on or after January 1, 2019. Early application is permitted, provided the new revenue standard, IFRS 15 Revenue from Contracts with Customers, has been applied, or is applied at the same date as IFRS 16.

Management’s Discussion and Analysis Page - 35

Other Data

Additional information related to the Company is available for viewing at www.sedar.com and the Company’s website at www.fortunasilver.com.

Share Position and Outstanding Warrants and Options

The Company’s outstanding share position as at May 9, 2016 is 130,575,395 common shares. In addition, 1,770,527 incentive stock options are currently outstanding as follows:

Type of Security	No. of Shares	Exercise Price (CAD$)	Expiry Date
Incentive Stock Options:	250,000	$2.22	January 11, 2017
	49,084	$6.67	February 20, 2017
	307,474	$4.30	March 23, 2017
	242,000	$0.85	October 5, 2018
	20,000	$0.85	November 5, 2018
	901,969	$4.79	March 18, 2020
TOTAL OUTSTANDING OPTIONS:	1,770,527

Other Risks and Uncertainties

For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business - Risk Factors” in the Annual Information Form for the year ended December 31, 2015 available at www.sedar.com and www.sec.gov/edgar.shtml.

Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Company’s  disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators (“CSA”) as of March 31, 2016, and have concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 and Canadian securities laws is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and Canadian securities laws and (ii) accumulated and communicated to them Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, are responsible for establishing a system of internal control over financial reporting to provide reasonable assurance regarding the reliability and integrity of the Company’s financial information and the preparation of its financial statements in accordance with IFRS as issued by the IASB.

Management’s Discussion and Analysis Page - 36

The Company’s management, including its CEO and CFO, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projection of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

There has been no change in the Company’s internal control over financial reporting that occurred during the year that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Management concludes that, as of March 31, 2016, the Company’s internal control over financial reporting was effective and no material weaknesses were identified.

Qualified Persons

The Mineral Resource estimates have been prepared under the supervision of Eric Chapman, Mineral Resource Manager of Fortuna Silver Mines Inc.  The Mineral Reserve estimate and the Mineral Resource estimate exclusive of Mineral Reserves were prepared under the supervision of Edwin Gutierrez, Technical Services Corporate Manager for Fortuna Silver Mines Inc.  Eric Chapman and Edwin Gutierrez are Qualified Persons as defined by the National Instrument 43-101.

Thomas I. Vehrs, Ph.D., Vice President of Exploration, is a Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101.  Dr. Vehrs is a Founding Registered Member of the Society for Mining, Metallurgy, and Exploration, Inc. (SME Registered Member Number 3323430RM) and is responsible for ensuring that the technical information contained in this Management’s Discussion and Analysis is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines Inc.

Cautionary Statement on Forward-Looking Statements

This MD&A and any documents incorporated by reference into this MD&A contain forward-looking statements which constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements.  The Forward-looking Statements in this MD&A include, without limitation, statements relating to:

•

mineral “reserves” and “resources” as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future;

•

timing of the completion of construction activities at the Company’s properties and their completion on budget;

•

production rates at the Company’s properties;

•

cash cost estimates;

Management’s Discussion and Analysis Page - 37

•

timing for delivery of materials and equipment for the Company’s properties;

•

the sufficiency of the Company’s cash position and its ability to raise equity capital or access debt facilities;

•

the Company’s planned processing plant expansion at the San Jose property during 2016;

•

maturities of the Company’s financial liabilities, finance leases and other contractual commitments;

•

expiry dates of bank letters of guarantee;

•

estimated mine closure costs; and

•

management’s expectation that any investigations, claims, and legal, labor and tax proceedings arising in the ordinary course of business will not have a material effect on the results of operations or financial condition of the Company.

Often, but not always, these Forward-looking Statements can be identified by the use of words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “scheduled”, “targets”, “possible”, “strategy”, “potential”, “intends”, “advance”, “goal”, “objective”, “projects”, “budget”, “calculates” or statements that events, “will”, “may”, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others:

•

uncertainty of mineral resource and reserve estimates;

•

risks associated with mineral exploration and project development;

•

operational risks associated with mining and mineral processing;

•

uncertainty relating to concentrate treatment charges and transportation costs;

•

uncertainty relating to capital and operating costs, production schedules, and economic returns;

•

uncertainties relating to general economic conditions;

•

competition;

•

substantial reliance on the Caylloma and San Jose mines for revenues;

•

risks related to the integration of businesses and assets acquired by the Company;

•

risks associated with potential legal proceedings;

•

changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business;

•

fluctuations in metal prices;

•

risks associated with entering into commodity forward and option contracts for base metals production;

•

environmental matters including potential liability claims;

•

reliance on key personnel;

•

potential conflicts of interest involving the Company’s directors and officers;

•

property title matters;

•

dilution from further equity financing;

•

currency exchange rate fluctuations;

•

adequacy of insurance coverage;

•

sufficiency of  monies allotted for land reclamation; and

•

potential legal proceedings;

Management’s Discussion and Analysis Page - 38

as well as those factors referred to in the “Risks and Uncertainties” section in this MD&A and in the “Risk Factors” section in the Company’s Annual Information Form filed with the Canadian Securities Administrators and available at www.sedar.com and filed with the U.S. Securities and Exchange Commission as part of the Company’s Form 40-F and available at www.sec.gov/edgar.shtml.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking Statements contained in this MD&A are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to:

•

all required third party contractual, regulatory and governmental approvals will be obtained for the exploration, development, construction and production of its properties;

•

there being no significant disruptions affecting operations, whether relating to labor, supply, power, damage to equipment or other matter;

•

permitting, construction, development and expansion proceeding on a basis consistent with the Company’s current expectations;

•

expected trends and specific assumptions regarding metal prices and currency exchange rates;

•

prices for and availability of fuel, electricity, parts and equipment and other key supplies remaining consistent with current levels;

•

production forecasts meeting expectations; and

•

the accuracy of the Company’s current mineral resource and reserve estimates.

These Forward-looking Statements are made as of the date of this MD&A. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on Forward-looking Statements. Except as required by law, the Company does not assume the obligation to revise or update these forward looking-statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this MD&A have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves.  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects.  Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and reserve and resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies.  In particular, the term “resource” does not equate to the term “reserves”.  Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

Management’s Discussion and Analysis Page - 39

The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC.  Readers are cautioned not to assume that resources will ever be converted into reserves.  Readers should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  Readers should also not assume that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category.  Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.  Readers are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures.  The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported in compliance with NI 43-101 may not qualify as “reserves” under SEC standards.  Accordingly, information concerning mineral deposits set forth in this news release may not be comparable with information made public by companies that report in accordance with U.S. standards.

Management’s Discussion and Analysis Page - 40